

January 8, 2015

<u>Via E-mail</u>
Dian C. Taylor
President and Chief Executive Officer
Artesian Resources Corporation
664 Churchmans Road
Newark, DE 19702

      Re: **Artesian Resources Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2013
               Filed March 14, 2014
               File No. 0-18516

Dear Ms. Taylor:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Mara L. Ransom

                Mara L. Ransom
                Assistant Director